Exhibit 99.2

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

28 April 2016

Vedanta Limited

Consolidated Results for the fourth Quarter

and full year ended 31 March 2016

Q4 Attributable Net Profit (pre-exceptional) Rs. 955 crore, up 89% y-o-y

Mumbai, India: Vedanta Limited (formerly known as Sesa Sterlite Ltd) today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31 March 2016 (FY2016).

Financial Highlights for FY2016

•	Free cash flow post growth capex at Rs. 11,572 crore driven by operating performance and working capital initiatives

•	Net debt reduced by Rs. 6,254 crore; cash and cash equivalents of Rs. 52,666 crore

•	Revenues at Rs. 63,931 crore, EBITDA at Rs. 15,012 crore EBITDA margin of 30%[1]

•	Attributable PAT (pre-exceptional) at Rs. 2,910 crore

•	Exceptional items include a non-cash impairment charge of Rs. 12,304 crore largely relating to impairment of Cairn India acquisition goodwill

•	Contribution of c. Rs. 20,600 crore to the Indian Exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

Operational Highlights for FY2016

•	Record annual production of Zinc, Lead, Silver at Zinc India, Aluminium, Power and Copper cathodes

•	Commenced ramp-up of capacities at Aluminium, Power and Iron Ore

•	Entire Power portfolio of 9,000 MW operational in March 2016

•	Oil and Gas: Successful ramp-up of Mangala Enhanced Oil Recovery Program

•	Strong cost performance, with lower cost of production across all businesses

[1].	Excludes custom smelting at Copper India and Zinc India operations

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “This year we successfully lowered production costs across all businesses, while achieving record annual production at Zinc India and of Aluminium, Power and Copper cathodes. This is the result of our continued efforts to drive innovation, to optimise our existing low-cost operations across our Tier 1 assets that positions us strategically to benefit from future demand in India and globally. Our focus has been and will continue to remain on deleveraging our balance sheet and maximizing free cash flow.”

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

Particulars	Q4			Q3	Full Year
	FY 2016	FY 2015	% Change	FY 2016	FY 2016	FY 2015	% Change
Net Sales/Income from operations	15,829	17,732	(11)%	14,801	63,931	73,364	(13)%
EBITDA	3,508	4,011	(13)%	3,221	15,012	22,296	(33)%
EBITDA Margin[1]	29%	29%		26%	30%	41%
Finance cost	1,538	1,321	16%	1,391	5,704	5,659	1%
Other Income	1,289	41		579	3,482	2,367	47%
Forex loss/ (gain)	(87)	184		(136)	(972)	(611)
Profit before Depreciation and Taxes	3,310	2,575	29%	2,438	13,459	19,433	(31)%
Depreciation and Amortisation of goodwill	1,563	764	105%	1,770	6,711	7,160	(6)%
Profit before Exceptional items	1,747	1,812	(4)%	669	6,748	12,274	(45)%
Exceptional Items[2]	12,312	19,981		8	12,452	22,199
Taxes[3]	(284)	549		161	433	1,448	(70)%
Profit After Taxes	(10,281)	(18,718)		500	(6,137)	(11,373)
Profit After Taxes before Exceptional items	1,934	1,195	62%	508	6,216	10,250	(39)%
Minority Interest	900	514	75%	482	3,187	4,276	(25)%
Minority Interest excl. Exceptional Items %	51%	58%		95%	53%	50%
Attributable PAT after exceptional items	(11,181)	(19,228)		18	(9,323)	(15,646)
Attributable PAT before exceptional items	955	505	89%	24	2,910	5,097	(43)%
Basic Earnings per Share (Rs./share)	(37.71)	(64.85)		0.06	(31.44)	(52.77)
Basic EPS before Exceptional Items	3.22	1.70	89%	0.08	9.81	17.19	(43)%
Exchange rate (Rs./$) – Average	67.50	62.25	8%	65.93	65.46	61.15	7%
Exchange rate (Rs./$) – Closing	66.33	62.59	6%	66.33	66.33	62.59	6%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Tax includes, tax credit of Rs. 97 crore in Q4 FY2016, Rs. 75 crore in Q4 FY2015, Rs. 99 crore in FY2016 and Rs. 575 crore in FY2015 on exceptional items
4.	Previous period figures have been regrouped / rearranged wherever necessary to conform to current period presentation

Revenues

Revenues in Q4 were 7% higher sequentially driven by higher volumes at Copper India, Iron Ore and Power segments.

However on y-o-y basis, revenues in Q4 were 11% lower, on account of the fall in oil and metal prices, which were partially offset by higher volumes.

Revenues for the year were at Rs. 63,931 crore, 13% lower y-o-y on account of a fall in oil and metal prices, partially offset by higher volumes at Zinc India, Iron Ore, Copper and Power segments.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

EBITDA and EBITDA Margins

EBITDA in Q4 was 9% higher sequentially, primarily due to strong volumes and cost efficiency across segments.

However on a y-o-y basis, EBITDA in Q4 was lower by 13% primarily due to a steep fall in oil and metal prices and premia; partly offset by cost saving initiatives and strong volumes.

The Company maintained a strong EBITDA margin of 29% during the quarter driven by optimisation of operating costs, despite a challenging commodity price environment.

EBITDA for the full year declined by 33% to Rs. 15,012 crore, driven by weaker commodity prices and premiums and regulatory headwinds primarily renewable power obligations and contributions to the district mineral fund. These were partially offset by higher volumes and ramp up across Zinc India, Iron Ore, Aluminium and Power segments as well as cost and marketing efficiencies.

Depreciation and Amortisation

During the quarter, the Company with effect from April 1, 2015, has revalued all its existing fixed assets comprising of freehold land and plant and equipment to reflect the current market value for these assets. Pursuant to the same, the Company has recorded a revaluation gain of Rs. 5,400 crore in equity with a corresponding increase in the gross block.

Depreciation and amortisation in Q4 at Rs. 1,563 crore, was lower by 12% sequentially.This was due to a decrease in depreciation at the Oil and Gas segment on an increase in proved and developed reserves. This was partly offset by capitalization of assets primarily at the Aluminium and Power segments and revaluation of assets during Q4 FY2016.

Depreciation and amortisation during Q4 almost doubled y-o-y due to revaluation of assets and capitalization of Aluminium and Power assets. In addition, revision in the estimated useful lives of various assets in the metals, mining and power businesses resulted in lower depreciation in Q4 FY2015. The increase was partially offset by lower amortization of goodwill in the Oil and Gas segment post impairment of goodwill during Q4 FY2015.

Depreciation and amortisation for FY2016 was 6,711 crore, a 6% decline over FY2015.

Finance Cost and Other Income

Finance cost during quarter at Rs. 1,538 crore, was higher by 11% sequentially and 16% y-o-y primarily due to capitalization of capacities at the Aluminium and Power segments.

Finance cost for FY2016 at Rs. 5,704 crore was marginally higher as compared to Rs. 5,659 crore in FY2015 on account of capitalization of capacities mainly at Aluminium and Power segments partially offset by lower cost re-financing executed during the year.

Other income at Rs. 1,289 crore in Q4 was significantly higher both sequentially and y-o-y largely due to timing differences wherein income earned on certain investments are recognized at maturity. During the quarter, a substantial portion of investments were liquidated at HZL on account of an announcement of special dividend and at Cairn India.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

Other income for the year at Rs. 3,482 crore was 47% over FY2015 for the reasons mentioned above.

Exceptional Items, including Impairment of Goodwill

Exceptional items in Q4 were Rs. 12,312 crore, of which Rs. 12,304 crore pertained to impairment. Rs. 10,074 crore of the same was incurred on account of impairment of goodwill created on acquisition of Cairn India and Rs. 284 crore due to write off in exploratory assets in the Oil and Gas segment. The impairment was triggered by the continued fall in oil prices during the year. Further, in light of the declining iron ore prices, both the acquisition goodwill and carrying value of the exploratory assets in West Africa (Western Cluster, Liberia) have also been impaired to the extent of Rs. 1,490 crore.

In addition to the above, certain unused fixed assets and goodwill at Copper Mines of Tasmania and Bellary, Karnataka (Iron Ore) incurred an impairment charge of Rs. 456 crore.

Taxes

Tax has been lower in the quarter largely on account of substantial liquidation of investments at year end for payment of special dividend at HZL; the corresponding realised profits were set off by carried forward tax losses, significantly lowering the tax during the quarter and full year.

Tax rate for FY2016 (without exceptional items) is 8% (FY2015 Tax rate without exceptional items 16%).

Attributable Profit after Tax and EPS (before Exceptional Items)

During FY2016, the attributable profit after tax was Rs. 2,910 (before exceptional items) compared to Rs. 5,097 crore in FY2015 due to lower commodity prices and premiums, partially offset by reduced cost and improved volumes.

Attributable profit after tax (before exceptional items) for Q4 FY2016 was higher at Rs. 955 crore y-o-y because of higher other income and tax credit offsetting lower EBITDA.

Balance Sheet Management

The Company is actively managing its balance sheet in light of the current commodity price environment, with a focus on maximizing free cash flow; refinancing and terming out maturing debt; and simplifying the group structure. Our financial position remains strong with cash and liquid investments of Rs. 52,666 crore, which is invested in debt related mutual funds, bank deposits and bonds, and undrawn committed facilities of c. Rs. 6,500 crore as on March 31, 2016.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

As on 31 March 2016, net debt reduced by Rs. 6,254 crore during the year to Rs. 25,286 crore on account of continued optimisation of opex, capex and working capital. Gross debt was stable at Rs. 77,952 crore.

The company has strong credit metrics with Net Debt/EBITDA of 1.7x and Debt/Equity ratio of 1.0x.

Corporate

Merger – Vedanta Limited and Cairn India Limited

The Cairn Vedanta merger remains strategically important for simplification of the group and would consolidate our portfolio of Tier-I assets, improve financial flexibility to allocate capital and deliver superior returns for all shareholders. We are committed to the transaction and continue to work towards completion.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

Annexure

Debt and Cash

(in Rs. Crore)

Company	31 Mar 2016			31 Dec 2015
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Vedanta Ltd Standalone	42,448	1,341	41,107	42,645	3,055	39,590
HZL	—	30,798	(30,798)	—	28,214	(28,214)
Zinc International	—	642	(642)	64	673	(609)
Cairn India	—	19,779	(19,779)	—	18,643	(18,643)
BALCO	5,810	12	5,798	5,949	25	5,924
Talwandi Sabo	7,361	40	7,321	7,440	8	7,432
Twinstar Mauritius Holdings Ltd¹ and Others²	22,333	54	22,279	24,854	67	24,787
Vedanta Ltd Consolidated	77,952	52,666	25,286	80,952	50,685	30,267

1.	Debt at TSMHL comprised Rs.9,121 crore of bank debt and Rs. 12,383 crore of debt from Vedanta Resources Plc
2.	Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Ltd.’s investment companies.

Debt Maturity Profile for Term Debt1

(in Rs. Crore)

Particulars	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022 & Later	Total
Vedanta Ltd Standalone	8,125	5,990	6,204	3,079	3,962	3,955	31,315
Vedanta Ltd Subsidiaries	6,807	4,365	4,325	1,900	1,417	2,750	21,564

Total	14,932	10,355	10,529	4,979	5,379	6,705	52,879

¹	Maturity profile excludes working capital facilities of Rs.12,690 crore and debt from Vedanta Resources Plc of Rs. 12,383crore.

Note: Debt numbers in the tables above are at book value, and exclude inter-company eliminations

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

Following the announcement, there will be a conference call at 6:00 PM (IST) on Thursday, 28th April 2016, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on 28 April 2016	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Mumbai standby access +91 22 6746 8333
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 1:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (28 April 2016 to 2 May 2016)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 9
CIN: L13209GA1965PLC000044

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2016

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sunila Martis Manager – Investor Relations Vishesh Pachnanda Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly Sesa Sterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia, Ireland and Liberia.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

Vedanta Limited

(Formerly known as Sesa Sterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 9 of 9
CIN: L13209GA1965PLC000044